Choicetrade: Online Broker Dealer Tech



12
Investments

$1,165
Seeking Goal of

38
days left!

Register to Invest

Share this project on:

Equity: $31,000,000 pre-money valuation cap | Minimum Investment Amount: $102.00

Choicetrade is an established online broker that allows global investors to trade in stocks, options, private equity, and soon in cryptocurrencies, all at a low-cost.

Technology

https://www.choicetrade.com

Description Updates FAQ Comments

About this Campaign:

CHOICETRADE

Deal Highlights

- New app to enable billions of of global citizens to invest as little as $10
- Competitive $50/month commission cap on options trading
- Earned Barron's coveted 4-star ranking six times
- Registered with US Securities & Exchange Commission since 2000
- Well-established company with a development stage valuation
- Global company with clients from 100 countries & website in 100 languages
- Highly scalable model at minor incremental cost. Gross Margins: 75%-80%
- $360,000 raised from prior investors
- $20,000,000 lifetime revenue




CHOICETRADE
Digital Finance for the 21st Century

Our Story

ChoiceTrade is a highly versatile Fintech company implementing new technologies for the rapidly changing Digital Financial Universe. For the past 19 years, we have owned and operated an online Broker-Dealer registered with the U.S. Securities & Exchange Commission (the "SEC") and a member of FINRA since our inception in 2000. ChoiceTrade is proud to have received Barron's coveted 4 Star Ranking six different times and has an unblemished regulatory history.

The Company has customers throughout the U.S. and from over 100 countries worldwide. We have built all of our proprietary systems including our trading platform, risk management software, onboarding processes, CRM, mobile apps and more, successfully adapting to the fast-paced changes affecting our industry.

The Company's existing retail brokerage operations consists of customers transacting in U.S. stocks, options and ETF's. Our business is highly scalable at marginal incremental cost and we enjoy high profit margins.



BARRON'S
BARRON'S
BEST ONLINE BROKERS



Trustpilot
Excellent



BROKERCHOOSER
ChoiceTrade 2019
4.1 ★★★★☆ · May 2019



TOP TRADE REVIEWS
ChoiceTrade Review
Commission Structure
Software Packages
Customer Service
Overall Value

Top Rated Broker

The Problem

Traditional brokers are not agile enough to meet customers' demands for new products & technologies.



They Wait for Products to Mature



Few Offer a Single Trading Platform



Innovation is Slow



No True Market Leader


CHOICETRADE
Manage the Full Portfolio
Crypto Currencies
10%
Options
6%
Cash
5%
Stocks
32%
ETFs
37%
Startups & Private Equity
12%

Our Solution

ChoiceTrade is the first platform that combines all these in one place:

1. **An online broker**
2. **Robo trading**
3. **A secondary market for startup shareholders**
4. **Crypto exchange**

The ChoiceTrade Difference



Crypto Currency

The birth of cryptocurrency securities tokens has created new opportunities for investors and issuers throughout the world.

ChoiceTrade is uniquely positioned to enter this market with its existing technology infrastructure.



Secondary Market

ChoiceTrade is developing the eco-system for Secondary Market Private Equity Trading. There is a quantum shift in the industry where the global retail public, (non-accredited investors), are fueling capital raises through Crowd Funding (CF) and Reg A+ offerings.

These small, but numerous investors, now seek a means of liquidity that the company will be able to provide prior to the event of an IPO or other public offering by the issuers.



Private Equity Information Aggregator

ChoiceTrade seeks to become the preeminent aggregator of information on Private Equity Investing through strategic alliances and investments in digital media; online educational content; research; and other web-based publications.

Features will specifically highlight issuers whose securities may be traded through the Company's secondary market trading platform.


$10.00

Micro Investing App

ChoiceTrade is launching a new Micro Investing App targeting individual international investors. The appetite for U.S. Markets is growing exponentially, particularly in India and China.

ChoiceTrade appeals to the masses by providing a minimal cost, managed investment solution for account sizes as low as $10.00. This will maximize exposure and brand recognition and provide up-sell capability to other paid products.

Advanced Trading Tools

For traders that desire the most innovative tools, ChoiceTrade offers several platform choices. ChoiceTrade Elite is one such platform that is unique and powerful for sophisticated options traders. Among its many features, is a unique and robust Trade Journaling and Analytics module that allows traders to identify strengths, reinforce strategy comprehension, reach goals and track their progress.


CHOICETRADE
ELITE

CHOICETRADE

Low Commissions: Zero commissions for stock & option trades. Option contracts at $0.40 with a cap of $50/month.

Innovative Products and Brokerage Services: ChoiceTrade Elite, Auto-Trading, Auto-Staging, Micro Investing, Secondary Market Trading in Private Equities.

Real-time Buying Power, Positions and Account Value: We calculate your balances in real time for your entire account. You are always in control.

Trade From Anywhere

At ChoiceTrade, you trade your way. Access your account from your PC, phone, tablet or other mobile device.

Research

Once you open and fund an account, you'll have access to some of the best financial research tools available.

Get-it-done Focus

All of our efforts focus on providing you with the most fundamental basics — getting trades on, fast, accurately and with good fills.

Fast, Seamless Executions

We employ high-capacity, fully redundant systems so all trades are executed quickly, securely and accurately.

Account Protection

ChoiceTrade accounts are protected by the SIPC up to $500,000 ($250,000 cash maximum).

Customer Service

Get real-time, personal support from experts with the know-how and expertise to answer any question you may have. We understand that you want less words and more actions.

The Micro-investing App of the Future


10:00
Welcome!
Money Grown
$10.00
Loss
$0.00
Time to Build Wealth!
Start by investing as little as $10
INVEST NOW

CHOICETRADE

Micro Investing – The act of saving small amounts of money regularly.

ChoiceTrade's Micro Investing App will enable billions of global citizens to invest in U.S. Markets for as little as $10.00.

Ask: $535,500

Use of Proceeds

- Technology Development
- Business Development
- Working Capital

CHOICETRADE

Timeline

- Nov '19: Launch Reg CF
- Dec '19: Initiate Jurisdictional Registration for App
- Jan '20: Tech Upgrades
- June '20: Launch app in initial jurisdiction
- Dec '20: Launch in second jurisdiction

Team

Neville Golvala, CEO

Neville Golvala, is a distinguished executive with three decades of experience in the financial services industry. Before founding ChoiceTrade, he was a Managing Director at National Discount Brokers during a period when the company witnessed an increase in market cap from under $100 million to $1 billion.

Neville has a solid reputation for achieving corporate growth objectives by providing strategic direction and smart, positive leadership. He is experienced in increasing organizational efficiency and improving sustainable revenue while reducing costs. A proven strategist, he has a strong track record in leading complex improvement initiatives and applying solid technical and analytical abilities. Neville holds the Series 4, 6, 7, 24, 27, 55, 63 and 65 securities licenses with FINRA.

Ron Buckner, EVP & CFO/COO

Ron Buckner, is a seasoned professional. Ron is a co-founder of the Company and has overseen the building of its infrastructure from inception including finance, operations, customer service and compliance. Ron orchestrated the in-house development of the Company's trading and risk management systems, back office and CRM.

Ron is a CPA and holds multiple FINRA licenses including Series 4, 7, 24, 27, 62, and 63. Ron's previous experience includes managing director of ICAP, a $200mm inter-dealer/broker and CEO/CFO of Delta Clearing Corp, an industry leading clearing house to prime banks and the inter-dealer broker community for repo and reverse repo transactions on US treasury securities.

CHOICETRADE

Dear Friends,

At Choicetrade, we take pride in delivering new and innovative products and services. We created the micro investing app with the simple vision of making investing available to global citizens around the world for as little as $10.

We want to lower the barrier for people who've been wanting to invest in the U.S. Market where the barriers of entry are significant.

With ChoiceTrade, we're able to provide substantial value to investors. This will be a huge step in helping people around the world get on the path to realizing their financial goals.

Thank you

Neville Golvala

The Investment Terms

Reg CF

All Investors

Choicetrade Holdings, Inc is offering common equity in the company. By investing in the company, you're expecting we'll increase the company worth beyond the valuation below.

Post-Money Valuation:	$31,535,500
Minimum Investment:	$102 (for 60 shares @ $1.70/sh)
Raise Target:	$25,000 & up to $535,500
Rights:	CEO is proxy decision maker

Invest Now

Before investing, please review the full terms of the offering memorandum & related documents. As a shareholder, you should expect to hold them for the long-term, because your investment is not liquid until the company is acquired, conducts an IPO, or has some other liquidity event.

If you have any questions, please post them to the Comments Section tab above.